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Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF COMBINED EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	1999	2000	2001	2002	2003
Income (loss) before income taxes	$(26.4)	$118.1	$110.1	$83.2	$246.2
Fixed charges	$11.9	$11.9	$12.4	$11.6	$6.9

Income as adjusted	$(14.5)	$130.0	$122.5	$94.8	$253.1
Fixed charges:
Interest expensed	11.5	11.5	11.5	10.6	5.7
Portion of rents representative of the interest factor	0.4	0.4	0.9	1.0	1.2

Total fixed charges	11.9	11.9	12.4	11.6	6.9

Ratio of combined earnings to fixed charges	— (1)	10.89	9.90	8.18	36.49

(1)
Due to Assured Guaranty Ltd.'s loss in 1999, earnings were insufficient to cover fixed charges by $26.4 million.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS
TO FIXED CHARGES FOR 2003 AFTER
ADJUSTMENT FOR ISSUANCE OF DEBT
(in millions of U.S. dollars except ratio amounts)

Income before income taxes plus fixed charges	$253.1

Fixed charges, as above	6.9
Adjustments:
Estimated net decrease in interest expense from refinancing	6.3

Total pro forma fixed charges	$13.2

Pro forma ratio of earnings to fixed charges	19.18

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ASSURED GUARANTY LTD. COMPUTATION OF RATIO OF COMBINED EARNINGS TO FIXED CHARGES (in millions of U.S. dollars except for ratio amounts)
COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES FOR 2003 AFTER ADJUSTMENT FOR ISSUANCE OF DEBT (in millions of U.S. dollars except ratio amounts)